 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
  (Amendment No. 1 to Form 6-K)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant’s name into English)

34 King Street East Suite 900, Toronto, M5C 2X8 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
 Form 20-F  [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (the “Form 6-K/A”) is furnished by Fury Gold Mines Limited (formerly Auryn Resources Inc.) (the “Company”) in order to amend the dates on the CEO certification of interim filings (Exhibit 99.3) and CFO certification of interim filings (Exhibit 99.4) ..

SUBMITTED HEREWITH

Exhibits

99.1*
Condensed consolidated interim consolidated financial statements for the three months ended March 31, 2021
99.2*
Management’s Discussion & Analysis for the three months ended March 31, 2021
99.3
CEO certification of interim filings
99.4
CFO certification of interim filings

* Previously filed under the Company's Form 6-K (SEC File # 001-38145) filed with the Commission on May 17, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fury Gold Mines Limited

Date: May 17, 2021	By:	/s/ Lynsey Sherry
Lynsey Sherry
Chief Financial Officer